United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarter ended September 30, 2004

Commission File Number 000-29103

STATS CHIPPAC LTD.
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of Singapore
(Jurisdiction of incorporation or organization)

10 Ang Mo Kio Street 65
#05-17/20 TechPoint
Singapore 569059
(65) 6824-7888
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
Not applicable.

SIGNATURES
EXHIBIT INDEX
EX-1 Report for the Three Months Ended September 30, 2004
EX-2 Third Supplemental Indenture to the Indenture dated as of May 28, 2003, dated November 2, 2004 in relation to the 2.50% Convertible Subordinated Notes Due 2008

     This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3/S-3 (File Nos. 333-119705 and 333-119705-1) of STATS ChipPAC Ltd. and ChipPAC, Inc. and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATS ChipPAC Ltd.
By:	/s/ Tan Lay Koon
	Name:	Tan Lay Koon
	Title:	President & Chief Executive Officer
	Date:	November 24, 2004

By:	/s/ Michael G. Potter
	Name:	Michael G. Potter
	Title:	Chief Financial Officer
	Date:	November 24, 2004

EXHIBIT INDEX

Exhibit	Description of Exhibit
1.	Report for the Three Months Ended September 30, 2004

2.	Third Supplemental Indenture to the Indenture dated as of May 28, 2003, dated November 2, 2004 in relation to the 2.50% Convertible Subordinated Notes Due 2008